UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

California Micro Devices Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)
130439102
(CUSIP Number)
John Fichthorn c/o Dialectic Capital Management, LLC 875 Third Avenue, 15th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	2,006,000

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	2,006,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,006,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.6%

14.	TYPE OF REPORTING PERSON	IA, OO

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	317,715

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	317,715

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	317,715

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.4%

14.	TYPE OF REPORTING PERSON	PN

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	186,221

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	186,221

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	186,221

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.8%

14.	TYPE OF REPORTING PERSON	CO

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Antithesis Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	575,619

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	575,619

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	575,619

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.5%

14.	TYPE OF REPORTING PERSON	PN

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Dialectic Antithesis Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	926,445

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	926,445

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	926,445

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.0%

14.	TYPE OF REPORTING PERSON	CO

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	John Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	2,006,000

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	2,006,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,006,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.6%

14.	TYPE OF REPORTING PERSON	IN, HC

CUSIP No.	130439102

1.	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Luke Fichthorn

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0

8.	SHARED VOTING POWER	2,006,000

9.	SOLE DISPOSITIVE POWER	0

10.	SHARED DISPOSITIVE POWER	2,006,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,006,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.6%

14.	TYPE OF REPORTING PERSON	IN, HC

CUSIP No.	130439102

Item 1.	Security and Issuer.

California Micro Devices Corporation Common Stock (the “Shares”) California Micro Devices Corporation (the “Issuer”) 409 North McCarthy Boulevard, Suite 100 Milpitas, California 95035

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Dialectic Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), the investment manager of Dialectic Capital Partners, LP., a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), John Fichthorn, a natural person who is a U.S. citizen (“JF”), and a managing member of the Investment Manager and Luke Fichthorn, a natural person who is a U.S. citizen (“LF”), and a managing member of the Investment Manager (the Investment Manager, DCP, DOF, DAP, DAO, JF, AND LF, collectively the “Reporting Persons”).

(b)
The principal business address for each of the Investment Manager, CDP, DAP, JF and LF is:

875 Third Avenue, 15th Floor
New York, New York 10022
United States of America

The principal business address for DOF and DAO is:

c/o SS&C Fund Services N.V.
Investor Relation Services Department
Pareraweg 45
PO Box 4671
Curacao, Netherlands Antilles

(c)
The principal business of DCP, DOF, DAP, DAO is investing in securities. The principal business of the investment manager is providing investment advice. The principal occupation of JF and LF is investment management. Information with respect to the directors of the DOF and DAO is attached as Annex A to this Schedule 13D.

JF and LF act as the managing members of the Investment Manager and, as a result, each of JF and LF may be deemed to control such entity. Accordingly, each of JF and LF may be deemed to have a beneficial interest in the Shares of by virtue of the Investment Manager’s role as investment manager to DCP, DOF, DAP, DAO and the Investment Manager’s power to vote and/or dispose of the Shares. Each of the Investment Manager, JF and LF disclaim beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

	(d)	None of the Reporting Persons and directors listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons and directors listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Investment Manager, JF and LF may be deemed to beneficially own 2,006,000 Shares.

As of the date hereof, DCP may be deemed to beneficially own 317,715 Shares.

As of the date hereof, DOF may be deemed to beneficially own 186,221 Shares.

As of the date hereof, DAP may be deemed to beneficially own 575,619 Shares.

As of the date hereof, DAO may be deemed to beneficially own 926,445 Shares.

The cost of the Shares beneficially owned by the Reporting Persons was $6,505,936.77

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business.  The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Persons have no plans or proposals as of the date of this filing, other than as expressly set forth below, which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons have attached as Exhibit C to this Schedule 13D a letter (“The Letter”) dated December 31, 2008 to the Board of Directors of the Issuer expressing their displeasure with the Issuer’s management and Board of Directors and concern with Issuer’s current course of action.  The Letter states that the Reporting Persons believe that the current strategy employed by the Issuer is deeply flawed and suggest that the Issuer take the following immediate actions: (i) return $33 million or $1.42 a share in a dividend to all shareholders, (ii) to immediately engage an investment bank and begin a sale process of the Issuer to a larger acquirer with a more diverse product line, and (iii) restructure management’s economic incentives to be more aligned with the interests of all of the Issuer’s shareholders.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the actions enumerated in Item 4 of the instructions to Schedule 13D or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 2,006,000 Shares, constituting 8.6% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,006,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,006,000 Shares.

The Investment Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof DCP, may be deemed to be the beneficial owner of 317,715 Shares, constituting 1.4% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 317,715 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 317,715 Shares.

DCP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, DOF may be deemed to be the beneficial owner of 186,221 Shares, constituting 0.8% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 186,221 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 186,221 Shares.

DOF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAP may be deemed to be the beneficial owner of 575,619 Shares, constituting 2.5% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 575,619 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 575,619 Shares.

DAP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, DAO may be deemed to be the beneficial owner of 926,445 Shares, constituting 4.0% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 926,445 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 926,445 Shares.

DAO specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, JF may be deemed to be the beneficial owner of 2,006,000 Shares, constituting 8.6% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,006,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,006,000 Shares.

JF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b)
As of the date hereof, LF may be deemed to be the beneficial owner of 2,006,000 Shares, constituting 8.6% of the Shares of the Issuer, based upon the 23,258,920 Shares deemed outstanding as of October 31, 2008.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,006,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,006,000 Shares.

LF specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit B.  All such transactions were effected in open market transactions with brokers, except where indicated.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days. Exhibit C: The Letter, dated December 31, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By: /s/ John Fichthorn*

By: /s/ Luke Fichthorn*

December 31, 2008
* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Leadis Technology, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 31st day of December, 2008.

DIALECTIC CAPITAL MANAGEMENT, LLC*

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC CAPITAL PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC OFFSHORE, LTD

By:	/s/ John Fichthorn
Name	John Fichthorn
Title:	Director

DIALECTIC ANTITHESIS PARTNERS, LP
By: Dialectic Capital, LLC, its general partner

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Director

By: /s/ John Fichthorn*

By: /s/ Luke Fichthorn*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
Dialectic Offshore, Ltd.

Name and Business Address                                                                                                           Title with each Entity

John Fichthorn 875 Third Avenue, 15th Floor New York, New York 10022	Director
Michael de Mann Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director
Loes P. de Bot Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director
Executive Officers and Directors of
Dialectic Antithesis Offshore, Ltd.

Name and Business Address                                                                                                           Title with each Entity

John Fichthorn 875 Third Avenue, 15th Floor New York, New York 10022	Director
Michael de Mann Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director
Loes P. de Bot Amaco (Curaçao) N.V. Kaya W.F.G. (Jombi) Mensing 36 P.O. Box 3141 Curaçao Netherlands Antilles	Director

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC CAPITAL PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
3-Nov-08	(34031)*	2.37
10-Dec-08	8817	1.65
16-Dec-08	17660	1.7104
17-Dec-08	2948	1.5956
17-Dec-08	2948	1.5956
19-Dec-08	275	1.5
22-Dec-08	458	1.6737

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC OFFSHORE LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
3-Nov-08	34031*	2.37
10-Dec-08	5169	1.65
16-Dec-08	10352	1.7104
17-Dec-08	1728	1.5956
17-Dec-08	1728	1.5956
19-Dec-08	161	1.5
22-Dec-08	290	1.6737

*  These transactions were not carried out on the open market.

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
10-Dec-08	13147	1.65
16-Dec-08	26330	1.7104
17-Dec-08	4393	1.5956
17-Dec-08	4393	1.5956
19-Dec-08	410	1.5
22-Dec-08	3890	1.6737

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY DIALECTIC ANTITHESIS PARTNERS, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
10-Dec-08	8167	1.65
16-Dec-08	16358	1.7104
17-Dec-08	2731	1.5956
17-Dec-08	2731	1.5956
19-Dec-08	254	1.5
22-Dec-08	2462	1.6737

Exhibit C

[Dialectic Capital Management, LLC’s Letterhead]

December 31, 2008

Board of Directors
California Micro Devices
490 N. McCarthy Blvd., #100
Milpitas, California 95035

Gentlemen:

As you are aware, Dialectic Capital Management, LLC, as a beneficial owner, is your second largest shareholder, beneficially owning 8.6% of California Micro Devices shares outstanding (“CAMD” or "the Company").  We are writing to express our concern over the strategic direction of the company and to inform the Board that we have engaged B. Riley & Company to assist us in evaluating all alternatives regarding our CAMD position.

We are calling for the following: return $33 million or $1.42 a share in a dividend to all shareholders. This will leave the Company with approximately $20 million in cash. Concurrent with the dividend, we want the Company to immediately engage an investment bank and begin a sale process of the Company.

Our frustration with management's inability to perform culminated on the December 10th, 2008 announcement forecasting dramatically lower financial performance.  This disappointment was highlighted by negative operating cash flow of between $3.4 million to $3.8 million on revenues of between $9.5 million to $11 million.  In the Company’s press release dated 12/10/2008, the “weak global economy compounded by a severe inventory contraction throughout the supply chain” was blamed for the Company’s poor performance.  We do not dispute that the current macro-economic environment is difficult; however, as you know, we have repeatedly expressed our concerns about the Company’s operating expenses.  Blaming the global economy for a slowdown is convenient, but it does not explain the losses reported over the last two years and the larger ones the Company will likely report in 2009.  We believe that these losses are the result of a lack of operating discipline. We are also concerned that management may pursue strategic acquisitions that we believe are extremely unlikely to be the best use of the Company's cash given its poor acquisition history and consistent inability to drive shareholder value from operating results.

Comparing the Company’s fiscal year ("FY") 2004 results with the Company’s trailing 12 months ("TTM") results is enlightening.  During these 12 month periods the Company’s revenues were roughly the same at approximately $60 million.  However, operating expenses climbed 47% from $16.5 million in 2004 to $24.3 million in the TTM, resulting in a $5.5 million operating gain in 2004 swinging to a $4.2 million loss in the TTM.  Predictably the share price has decreased approximately 85% since January 2004.

While shareholders have suffered, insiders have been well rewarded.  Since 2004, the top 5 executive’s cumulative compensation is over $8.6 million.  Directors’ compensation during that time is over $1.4 million.  While Dialectic Capital Management, LLC has committed significant capital to acquire the Company’s shares, the Board and management “own” 1.82 million shares of stock, all but 88,000 shares have been given to the Board and management as a result of option grants.  Last year, despite poor results the Board issued 325,000 shares to the Company’s top 5 executives.  It is our view that option grants are to be earned and not a right.  Based on the Company’s results, issuing options this year at these prices would be wrong.

We have a number of concerns with the Board.  First of all, the average tenure is approximately 9 years.  There has not been a change to the Board in 5 years.  Four of the six Board members are either retired or consultants (i.e., semi-retired).  There are an even number of Board members suggesting that every decision is either unanimous or does not call for a tie breaking vote.  While this would be acceptable if CAMD was a thriving company, to outside investors it gives the appearance of a lack of accountability and apathy about the performance of the Company and the stock.

Shareholders are now valuing the Company’s business at approximately $15 million below the cash on the Company’s balance sheet.  Clearly this suggests no confidence in management’s ability to deliver returns to shareholders.  Amazingly, despite this valuation, the Board has chosen not to buyback any significant stock in the open market and instead continues to hoard cash.  Predictably insiders have not made any meaningful purchases.

We believe the company’s product lines and footprint would be of value to a larger acquirer with a more diverse product line that would layer on CAMD gross profit without the added expense of corporate overhead and public company costs.  A larger acquirer would be able to pay significantly more than CAMD’s current market value given its strong balance sheet and synergies from the removal of duplicative Selling, General and Administrative expenses and public company costs.

We look forward to discussions with you regarding our issues immediately.

DIALECTIC CAPITAL MANAGEMENT, LLC

/s/John Fichthorn
Name: John Fichthorn
Title:    Managing Member